Exhibit 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Date:

Tuesday,

May 20, 2025

Time:

10.00 a.m.

(Pacific Time)

Location:

Bennett Jones LLP

Suite 2500 – 666 Burrard
Street

Vancouver, British Columbia
V6C 2X8

Record Date:

March 31, 2025

NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of the shareholders of First Majestic Silver Corp. (“First Majestic” or the “Company”) will be held at the offices of Bennett Jones LLP, Suite 2500 – 666 Burrard Street, Vancouver, British Columbia V6C 2X8 on Tuesday, May 20, 2025 at 10:00 a.m. (Pacific Time). At the Meeting, the shareholders will receive the financial statements for the year ended December 31, 2024, together with the auditor’s report thereon, receive and consider the report of the directors, and consider resolutions:

1.  To set the number of directors of the Company at seven.

2.  To elect the directors of the Company to serve until the next annual general meeting of shareholders.

3.  To appoint Deloitte LLP, Independent Registered Public Accounting Firm, as auditors for the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to set the remuneration to be paid to the auditors.

4.  To vote on an advisory resolution with respect to the Company’s approach to executive compensation.

5.  To transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The record date for notice and for voting at the Meeting is March 31, 2025. Only registered shareholders at the close of business on March 31, 2025, will be entitled to vote at the Meeting.

If you are a registered shareholder of the Company and are unable to attend the Meeting, please read, sign and date the form of proxy for the Meeting (the “Proxy”) and deposit it with Computershare Investor Services Inc. (“Computershare”) by courier or mail at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, Attention: Proxy Department, or by facsimile at 1-866-249-7775 (toll-free in North America) or 1-416-263-9524 (international) by 10:00 a.m. (Pacific Time) on Thursday, May 15, 2025 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting). Alternatively, registered shareholders may vote by telephone (1-866-732-8683) or online (www.investorvote.com) using the control number listed on the Proxy.

If you are a non-registered shareholder of the Company, please complete and return the voting instruction form (or other accompanying form) in accordance with the instructions for completion and deposit.

All shareholders may attend the Meeting but must follow the instructions set out in the accompanying information circular if they wish to vote at the Meeting.

The Company has adopted the notice and access model (“Notice and Access”) provided for under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer for the delivery of the Notice of Meeting, information circular, financial statements and management’s discussion and analysis for the year ended December 31, 2024 (collectively, the “Meeting Materials”) to shareholders for the Meeting. Under Notice and Access, instead of receiving printed copies of the Meeting Materials, shareholders receive a Notice and Access notification containing details of the Meeting date, location and purpose, as well as information on how they can access the Meeting Materials electronically. Shareholders with existing instructions on their account to receive printed materials will receive a printed copy of the Meeting Materials.

Other shareholders wishing to receive a printed copy of the Meeting Materials should follow the instructions set out in the Notice and Access notification.

DATED at Vancouver, British Columbia, this 9th day of April, 2025.

(signed) “Keith Neumeyer”

Keith Neumeyer

President & Chief Executive Officer

Shareholders may contact Kingsdale Advisors, the Company’s strategic advisor by telephone at 1-866-851-3214 (toll-free in North America) or 1-647-577-3635 (text and call enabled outside North America), or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your First Majestic common shares, please visit www.FirstMajesticAGM.com.